Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

November 10, 2016

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	World Currency Gold Trust Amendment No. 3 to Registration Statement on Form S-1 Filed August 30, 2016 File No. 333-206640

Dear Ms. McManus:

This letter is submitted by World Currency Gold Trust (the “Registrant”) in response to your letter dated September 13, 2016, relating to the above referenced filing by the Registrant. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 4 to its Form S-1 via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Registrant’s responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Before responding to the specific comments provided by the Staff, it may be useful to summarize some significant differences in the disclosure set forth in Amendment No. 4 from that set forth in Amendment No. 3:

1.	The name of the Fund has changed from “Long Dollar Gold Trust” to “SPDR® Long Dollar Gold Trust.” Accordingly, references to the Fund have been updated, as appropriate, to reflect these changes.

2.	Certain disclosure throughout the Prospectus has been added or revised in order to incorporate comments received from the National Futures Association.

Almaty   Astana   Beijing   Boston   Brussels   Chicago    Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow

New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Tokyo   Washington   Wilmington

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

General

1.	We note your response to comment 1; however, we are unable to locate the referenced disclosure. Please revise to include the substance of your response or advise us as to where the disclosure is located.

RESPONSE: Disclosure regarding the manner in which the Fund would operate in the event of default by Merrill Lynch International was included in the “Risk Factors — Counterparty Risks” and “Risk Factors — Risks Related to the Gold Delivery Provider” sections of the prospectus. In addition, we have added new disclosure incorporating the substance of our prior response to the “Risk Factors — Risks Related to the Gold Delivery Provider” section on page 33.

2.	We note the cross-reference to the financial information about Bank of America, contained in a risk factor on page 34. Please move this cross-reference to the description of the Gold Delivery Provider on pages 65-66. In addition, revise the disclosure surrounding the cross-reference to include the substance of your response to comment 2, which states that Bank of America Corporation will guarantee the payment obligation of Merrill Lynch International under the Gold Delivery Agreement.

RESPONSE: The requested changes have been made.

Description of the Solactive GLD Long USD Gold Index

Determination of the Reference Currency Weights, page 49

3.	We understand that the reference currency weights are based on determinations made by the Federal Reserve in 1978 and 1998. We also note your response to comment 3, indicating that the weightings are fixed. Please disclose whether the weights, while fixed, may be adjusted if the Federal Reserve were to change these determinations in the future.

RESPONSE: To the best of the Sponsor’s knowledge, the Index Provider has no intention to adjust the weights even if the Federal Reserve were to change these determinations in the future. However, appropriate disclosure has been added to clarify that, in certain exceptional cases (e.g., if the country of a Reference Currency replaces or phases out a Reference Currency), the Index Provider may remove a Reference Currency from the FX Basket. In such instance, the weights of the remaining Reference Currencies comprising the FX Basket would be affected.

The Spot Rate of each Reference Currency, page 49

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

4.	We note your response to comment 5 but it appears you have not revised your disclosure as indicated. We note your disclosure on page 50 that a pre-defined spread set for each currency at each fix will be applied to the Trade Rate to calculate the opposite bid or offer. Please revise to clarify that the pre-defined standard spread is set to reflect liquidity at different times of day.

RESPONSE: The requested change has been made.

***

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc:         Gregory S. Collett, WGC USA Asset Management Company, LLC